Exhibit 99.2

1 September 2014

ASX ANNOUNCEMENT

Mission signs Joint Venture and Plant Purchase Agreements

with World’s Largest Palm Oil Producer and

US Technology Provider

On 19 November 2013, Mission NewEnergy Limited (ASX:MBT) announced that it had entered into a Memorandum of Understanding with Benefuel Inc., a US based technology provider who have developed and successfully validated a ground breaking and patented technology process that will allow Mission’s 250,000 tpa biodiesel refinery to be commissioned and operated using substantially lower cost feedstock.

The announcement also stated that the parties are looking at opportunities to set up a joint venture company in Malaysia to own and operate the biodiesel refinery together with an integrated palm plantation company.

Mission NewEnergy Limited (“Mission”) is pleased to announce that its Malaysian subsidiary, M2 Capital Sdn Bhd (M2 Capital) has now entered into a Joint Venture and Shareholders Agreement with Felda Global Ventures Downstream Sdn Bhd (“FGVD”), a subsidiary of Felda Global Ventures Holdings Berhad, and Benefuel International Holdings S.A.R.L (Benefuel) to establish a new joint venture company, to own and operate the 250,000 tpa refinery at Kuantan Port belonging to Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (MBSB) to be retrofitted using Benefuel US proprietary “ENSEL®” technology. This will enable the Joint Venture to produce high quality biodiesel from lower cost feedstock.

Pursuant to the joint venture, Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (“MBSB”) simultaneously signed a Plant Purchase Agreement to sell its 250,000 tpa biodiesel refinery to the joint venture company for a sum of US$22.5 million.

M2 Capital will re-invest part of the proceeds for a 20% equity stake in the joint venture company, with the balance of the equity held by FGVD (60%) and Benefuel (20%).

All conditions precedent to the transaction are expected to be completed by the fourth quarter of 2014.

MBSB will utilize a significant portion of the proceeds from the sale for debt reduction and will set aside the sum A$4m in a designated account pursuant to a consent order recorded by the High Court in Malaysia pertaining to the ongoing Malaysian arbitration proceedings between MBSB and its contractor for the 250,000 tpa refinery, KNM Process Systems Sdn Bhd. Any remaining funds will be used for general working capital.

Among the conditions precedent, the sale of the biodiesel refinery will require an unconditional and full release of:-

1.	the refinery as security for the fully paid SLW International facility, which will be cancelled as a result of the sale.
2.	the refinery from being the subject matter of the security to the Loan Agreement between MNEL and MBSB

Nathan Mahalingam, Group CEO of Mission said “With the sale of the biodiesel refinery to the joint venture company, the restructuring plan embarked by the Company as announced in our announcement dated 27 January 2012 will be completed. The Company’s balance sheet should improve significantly after the disposal with shareholders funds turning positive”.

“We are also delighted to retain a 20% equity stake in the refinery through the joint venture. The first 100,000 tpa refinery which Mission sold to FGVD last year is now operating profitability at near full capacity. We have no doubt that the 2nd refinery will do even better”, Nathan added.

The Company is currently reviewing several business opportunities, with its focus mainly on income generating businesses with growth potential in the energy, biomass to energy, oil and gas sectors.

We are pleased to attach a copy of Felda Global Ventures Holdings Bhd announcement and media release to the Malaysian Stock Exchange.

-     Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com

About Felda Global Ventures Downstream Sdn Bhd

FGVD is a wholly owned subsidiary of Felda Global Ventures Holdings Berhad (FGV), a public company incorporated in Malaysia and listed on the Malaysia Stock Exchange.

FGV is a leading globally-integrated, diversified agri-business focused on the whole supply chain of palm oil, rubber,sugar manufacturing and downstream activities in oils & fats and oleo-chemicals. FGV operates globally in more than 10 countries across 4 continents - North America, Europe, Asia, and Australia .

On 28 June 2012, the company was listed on the main market of Bursa Malaysia Securities Berhad with a market capitalisation exceeding US$5 billion as at 31 December 2013.

FGV as part of FELDA Group, is the world's largest palm oil producer and oil palm plantation operator, based on planted hectarage. FGV is the world's largest Crude Palm Oil (CPO) producer and the second largest Malaysian palm oil refiner.

With more than 19,000 people in the group from our subsidiaries as well as joint-venture companies and associates, FGV aspires to be one of the top 10 agri-business conglomerate in the world by 2020

For more information, please visit their website at www.feldaglobal.com

About Benefuel Inc

Benefuel Inc. is a US company who have developed a groundbreaking and first to market refining technology. Benefuel holds the exclusive global license to the ENSEL® technology with 6 patents issued and 50 others in various jurisdictions and stages of prosecution.

Benefuel’s ENSEL technology can process low-cost, high free fatty acid (“FFA”) feedstocks into high quality biodiesel with high yields in a single step, affording it lower production costs compared to conventional high FFA conversion processes.

For more information on Benefuel Inc, please visit their website at www.benefuel.net

FELDA GLOBAL VENTURES HOLDINGS BERHAD

Type     Announcement

Subject            OTHERS

Description     PROPOSED ACQUISITION OF ASSET VIA A JOINT VENTURE BETWEEN FELDA GLOBAL VENTURES DOWNSTREAM SDN. BHD. (“FGVD”), A SUBSIDIARY OF FGV, M2 CAPITAL SDN. BHD. (“M2 CAPITAL”) AND BENEFUEL INTERNATIONAL HOLDINGS S.À.R.L. (“BENEFUEL”) (“PROPOSED JOINT VENTURE”)

1.       INTRODUCTION

The Board of Directors (“Board”) of FGV is pleased to announce that Felda Global Ventures Downstream Sdn. Bhd.(“FGVD”), a wholly-owned subsidiary of FGV, had on 29th August 2014 entered into a Joint Venture cum Shareholders Agreement (“JVA”) with M2 Capital Sdn. Bhd. (“M2 CAPITAL") and Benefuel International Holdings S.A.R.L. (“BENEFUEL”) to set up a joint venture through a single-purpose joint venture company (“JV Company”). Pursuant to a conditional agreement to be known as the Plant Purchase Agreement, the JV Company has agreed to acquire a biodiesel plant (“Plant”) located at Kuantan Port, Malaysia from Mission Biofuels Sdn. Bhd. (Company No. 735218-A) (“MBSB”) for USD twenty two million and five hundred thousand (USD 22,500,000.00) (“Plant Acquisition”) and thereafter carry out retrofitting and refurbishment on the Plant for it to operate on the Benefuel ENSEL® technology. The JV Company shall then venture into the business of producing and manufacturing biodiesel using the retrofitted Plant.

2.       DETAILS OF THE PROPOSED JOINT VENTURE

2.1       Proposed Joint Venture

Subject to the fulfilment of the conditions precedent and closing of the JVA and the Plant Purchase Agreement, the initial paid-up capital of the JV Company shall be RM100.00 divided into 100 shares of RM1.00 each.

2.2       Shareholding

(a)       The shareholding of FGVD, M2 CAPITAL and BENEFUEL(hereinafter referred to collectively as “Parties” and individually as “Party”) in the JV Company and the participation of the Parties in the JV Company shall be in the following proportions:

Party	Legal title
FGVD	60%
M2 CAPITAL	20%
BENEFUEL	20%
Total	100%

(b)      FGVD shall initially subscribe to 60 issued shares at a nominal value of RM1.00 per share. This is 60% of the total issued shares of 100.

(c)       M2 CAPITAL shall initially subscribe to 20 issued shares at a nominal value of RM1.00 per share. This is 20% of the total issued shares of 100.

(d)       BENEFUEL shall initially subscribe to 20 issued shares at a nominal value of RM1.00 per share. This is 20% of the total issued shares of 100.

3.       SALIENT TERMS OF THE JVA

3.1       Conditions Precedent

The Proposed Joint Venture is subject to the fulfilment of the conditions precedent as set out in the Plant Purchase Agreement, which include among others the following (“Conditions Precedent”):

(i)            The JV Company conducting a Front End Loading-2 (“FEL-2”) study on the Plant with the result of the FEL-2 study demonstrating or proving that the Plant fulfills FEL-2 conditions;

(ii)                Negotiation, finalization and execution of other related commercial agreements within ninety (90) days from the date of the JVA.

3.2       Details of the Project

The Parties acknowledge that the estimated project cost for the Proposed Joint Venture including the Plant Acquisition, licensing costs, purchase of catalyst, refurbishment and retrofit shall be approximately USD47,500,000.00. For the Plant Acquisition, the Parties acknowledge that on the execution of the Plant Purchase Agreement, a refundable deposit of USD225,000.00 representing 1% of the purchase price of the Plant is due and payable by the JV Company to MBSB. A progressive payment of USD11,025,000.00 representing 49% of the purchase price of the Plant to be paid by the JV Company to MBSB on the Unconditional Date (upon fulfillment of the conditions precedent in the Plant Purchase Agreement). The remaining 50% (less retention sum and the judgment deposit) of the purchase price of the Plant shall be paid by the JV Company to MBSB upon closing of the Plant Purchase Agreement. The total consideration for the Plant Acquisition shall be satisfied entirely in cash.

3.3       Business of the JV Company

Subject to the terms of the JVA, the business of the JV Company shall be to engage in the manufacturing and production of biodiesel, and other activities incidental and ancillary thereto and modifications thereof as mutually agreed by the Parties.

3.4       Equity Participation

FGVD, M2 CAPITAL and BENEFUEL’s equity participation in the JV Company shall be in the following proportions:

Party	Legal title
FGVD	60%
M2 CAPITAL	20%
BENEFUEL	20%
Total	100%

4.       RATIONALE FOR THE PROPOSED JOINT VENTURE

Through the joint venture, FGVD, M2 CAPITAL and BENEFUEL will be able to collaborate and leverage on each other’s strength and areas of expertise to venture into the manufacturing business of biodiesel production in Malaysia.

5.       FINANCIAL EFFECTS OF THE PROPOSED JOINT VENTURE

The Proposed Joint Venture is not expected to have a significant effect on the earnings per share, net assets per share, gearing, share capital and substantial shareholders’ shareholdings in FGV for the current year ending 31st December 2014.

6.       APPROVALS REQUIRED

The Proposed Joint Venture is not subject to approvals from any relevant authorities or parties.

7.       DIRECTORS’ AND MAJOR SHAREHOLDERS’ INTEREST

None of the Directors and major shareholders of FGV and/or persons connected to them have any interest, direct or indirect, the Proposed Joint Venture.

8.       ESTIMATED TIMEFRAME FOR CLOSING

Barring any unforeseen circumstances, the Proposed Joint Venture is expected to be completed in the 4th quarter of the financial year ending 2014.

This announcement is dated 29th August 2014.

MEDIA RELEASE

FGV Enters into JV to Acquire Biodiesel Plant for USD 22.5 million (RM71.8 million)

•   Joint venture parties include M2 Capital and Benefuel International

•   FGV to take a 60% stake in the joint venture company

•   Biofuel plant will have annual production capacity of 250,000 MT and will cater to both domestic and international markets

Kuala Lumpur, 29 August 2014 - Felda Global Ventures Holdings Berhad (FGV) through its subsidiary, Felda Global Ventures Downstream Sdn. Bhd. (FGVD) enters into a joint venture agreement to strengthen its market presence in the biodiesel business.

The joint venture parties and their corresponding shareholding are FGVD (60%); M2 Capital Sdn. Bhd. (M2 Capital) (20%), a subsidiary of Australia’s Mission NewEnergy Limited (MNE) and Benefuel International Holdings S.A.R.L (Benefuel) (20%), a subsidiary of US-based technology provider, Benefuel Inc ..

The joint venture company will acquire a biodiesel plant in Kuantan Port, Malaysia from Mission Biofuels Sdn. Bhd, a subsidiary of MNE and carry out retrofitting and refurbishment to the plant for it to operate on the Benefuel ENSEL® technology. The biodiesel plant will have a production capacity of 250,000 metric tonnes per annum. Through this synergistic collaboration with our partners, there are ready market players throughout their network in North America and Europe who will offtake most of the production.

Mohd Emir Mavani Abdullah, Group President and Chief Executive Officer of FGV said: “This is indeed a strategic move for FGV as this collaboration enables all parties to leverage on their strengths and areas of expertise to tap into the growing biodiesel market. With the new plant, our biodiesel capabilities will increase over threefold, resulting in FGV becoming one of the largest exporters of biodiesel in Southeast Asia.”

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The total consideration for the plant acquisition will be funded by cash. Furthermore, the estimated project cost for the proposed joint venture including the plant acquisition, licensing costs, purchase of catalyst, refurbishment and retrofit will be approximately USD 47.5 million (RM 151.6 million).

The proposed joint venture is expected to be completed in the fourth quarter of the financial year ending, 31 December 2014.

The new plant is located next to FGV’s current biodiesel plant in Kuantan and is expected to be operational in late 2015. It will feature the ENSEL® technology - a technology from Benefuel Inc. that is cost-efficient allowing the use of high free fatty acid (FFA) feedstocks, a by-product of crude palm oil milling and refining to produce palm methyl ester (PME).

The plant is very strategically located as it is near to a refinery and oleochemical plant owned by Felda Vegetable Oil products Sdn Bhd and Felda Procter Gamble - both companies within the FGV Group.

“We are committed to developing sustainable products of the highest quality. By adopting the latest technology and expertise through this joint venture, our products will exceed all global biodiesel standards and ensure we achieve even greater penetration in international markets including Europe and the US,” said Mohd Emir.

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For enquiries, please contact:

FGV

Raja Zamilia Raja Dato’ Seri Mansur	Ariff Ahmad
+603-26934332	+603-26937000
+6012-7212147	+6016-3288944
rajazamilia.rm@feldaglobal.com	ariff.ahmad@feldaglobal.com

About Felda Global Ventures Holdings Berhad (FGV)

Felda Group is the largest oil palm plantation operator in the world. FELDA manages 500,000 ha of plantation belonging to its settlers while FGV currently operates more than 360,000 hectares of oil palm plantation estates in Malaysia that produced 5.05 million metric tonnes of fresh fruit bunches in 2013.

Felda Global Ventures Holdings Berhad (FGV) is a global integrated, diversified agri-commodities company based in Malaysia, with operations in more than 10 countries across four continents and is principally engaged in six main business segments, namely; palm upstream cluster, palm downstream cluster, rubber cluster, sugar cluster, R&D and Agri Services cluster and TLMO (Trading, Logistics, Manufacturing and Others).

In its downstream business segment, FGV produces soybean and canola products as well as oleochemicals. FGV has interests in palm oil refineries and downstream processing facilities in Malaysia, Indonesia, China, Turkey and South Africa as well as a facility for other oils and fats in the USA.

Through its subsidiary, MSM Holdings, FGV is Malaysia’s largest sugar producer. It produced approximately one million metric tonnes of sugar products in 2013, which represented 57% of domestic refined sugar production.

For more information, please visit http://www.feldaglobal.com

About Mission NewEnergy Limited

Mission NewEnergy is a renewable energy company.

Mission NewEnergy Limited is an Australian Securities Exchange (“ASX”) listed company. Mission's asset include a 250,000 tonnes per annum of biodiesel refinery located at Kuantan Port in Malaysia and a joint venture into an oleochemical project in Indonesia.

For more information, please visit www.missionnewenergy.com

About Benefuel Inc.

Benefuel Inc. is a biodiesel process technology and production company based in Irving, Texas. The company has exclusive, global rights to next-generation technology for manufacturing biodiesel and bio-lubricants. The Company holds the exclusive global license to the ENSEL® technology with 6 patents issued and 50 others in various jurisdictions and stages of prosecution.

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Benefuel’s patented ENSEL® process allows the company to produce biodiesel at a substantially lower cost than conventional methods by using lower cost, high free fatty acid feedstocks and converting them efficiently into biodiesel and glycerin.

For more information, please visit www.benefuel.net

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